UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Johnson Outdoors Inc.

(Name of Issuer)

Class A Common Stock, par value $.05 per share

(Title of Class of Securities)

479167 10 8

(CUSIP Number)

Linda L. Mallon

555 Main Street

Suite 500

Racine, Wisconsin  53403

(262) 260-4046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 479167 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Helen P. Johnson-Leipold S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,445,451 shares

	8.	Shared Voting Power 1,064,377 shares

	9.	Sole Dispositive Power 1,445,451 shares

	10.	Shared Dispositive Power 1,064,377 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,509,788 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.9% shares

14.	Type of Reporting Person (See Instructions) IN

Item 3.	Source and Amount of Funds or Other Consideration

THIS AMENDMENT NO. 12 TO SCHEDULE 13D is filed by Helen P. Johnson-Leipold (“Ms. Johnson-Leipold”) with respect to the class A common stock of Johnson Outdoors Inc.  This filing shall serve to amend and supplement the Amendment No. 11 to Schedule 13D filed by Ms. Johnson-Leipold on December 10, 2007 (“Amendment No. 11”).

Item 4.	Purpose of Transaction
Item 4 to the Schedule 13D is amended and supplemented by the following:

On December 10, 2007, the Voting Trust, pursuant to which the Reporting Person serves as Voting Trustee and previously filed as Exhibit 9 to the Schedule 13D filed on January 10, 1994, was amended and restated in order to clarify and amend certain provisions thereof.  A copy of the amended and restated Voting Trust is filed as Exhibit 10 to this amendment to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D, as Amended by this Amendment No. 12, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended as follows:
	Exhibit No.	Title
Exhibit 99.54

Amended and Voting Trust Agreement dated as of December 10, 2007 by and among Helen P. Johnson-Leipold, as Voting Trustee, Johnson Outdoors Inc., the shareholders who are a party thereto and Johnson Bank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 10, 2007	/s/ Helen P. Johnson-Leipold
Name: Helen P. Johnson-Leipold